

January 31, 2013

Via E-Mail
Olesya Didenko
President and Chief Executive Officer
Cerulean Group, Inc.
Krizikova 22
Prague 8, 18600, Czech Republic

> **Re:** **Cerulean Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 4, 2013**
> **File No. 333-185891**

Dear Ms. Didenko:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please consider describing the extent to which any of the exemptions available to you as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act are available to you as a Smaller Reporting Company.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Given that your assets consist solely of cash and it appears that you have nominal operations, you appear to be a shell company as defined in Securities Act Rule 405. Accordingly, please disclose that you are a shell company on your prospectus cover page, and add a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares and on your ability to attract additional capital to implement your business plan or sustain future operations. Alternatively, tell us why you do not believe you are a shell company.

4.   It appears that there is another business named "The Cerulean Group" that provides Mac-centric information technology solutions for small businesses in West Michigan. Please revise to include disclosure to eliminate any possible confusion with the other company or tell us why you believe such disclosure is not necessary.

Prospectus Summary, page 5

5.   Please revise to describe briefly here the website you intend to develop and operate, how you intend on generating revenues, your plan of operation, your business plan and any steps you have taken to develop your business. Please also revise to describe the material terms of your independent contractor agreement.

6.   We note your statement here and on page 16 that you require a minimum of $25,000 for the next twelve months to implement your plan of operations. However, please clarify that this $25,000 is not inclusive of the minimum of $10,000 of additional funding you state you will be required to pay for ongoing SEC filing requirements. Please also tell us how you determined you require a minimum of $25,000 to implement your plan of operations, given the material costs indicated for your plan of operation on page 15.

Risk Factors, page 6

Risks Associated to Our Business

Due to the Lack of a Trading Market…, page 10

7.   We note your statement that you intend to apply to have your common stock quoted on the OTC Bulletin Board. We note further that you currently have only one shareholder, and that, given the size of your proposed offering, it appears likely that you will have fewer than 300 shareholders following the completion of the offering. Please consider adding appropriate risk factor disclosure to explain the automatic reporting suspension of Section 15(d) of the Exchange Act and the potential effects on the company and its investors, including with respect to your ability to have the price of your securities quoted on the OTC Bulletin Board.

The Company's Investors May Suffer Future Dilution…, page 11

8.   We note your statement that 5,000,000 shares of common stock are currently issued and outstanding and your statement that if you sell the 5,000,000 shares being offered in this offering, you would have "5,300,000 shares issued and outstanding." Please revise to clarify this discrepancy.

Use of Proceeds, page 12

9.   We note your statement that if necessary, your president and director has verbally agreed to loan you funds. Please revise to clarify that Ms. Didenko has no formal commitment, arrangement or legal obligation to advance or loan funds to you, as you indicate on page 7.

10.   We note your disclosure on page 17 that should the company fail to sell less than 25% of the shares under this offering, the company would be forced to scale back or abort completely the implementation of the 12-month plan of operation. Given this and that no minimum number of shares must be sold in order for the offering to proceed, please tell us why your presentation at 25%, 50%, 75% and 100% of the shares sold is appropriate, or revise your presentation to include your use of proceeds assuming a smaller percentage of shares sold. For example, consider also presenting the use of proceeds assuming 10% of the shares being offered are sold.

Management's Discussion and Analysis or Plan of Operation

Plan of Operation, page 14

11.   Please clarify the timeframe in which you intend to begin developing your website and the expected timeframe for when your website will be operational. For example, we note here you state that you intend to begin developing your website in the second to fifth months following the completion of your offering. However, on page 19, you indicate that you executed an agreement with an independent contractor on December 20, 2012 for the development of your website and that the contractor, Mr. Ivanov, "agrees to deliver final version of the website no later than 4 months after receiving the Retainer payment."

Description of Business

Marketing, page 18

12.   Please ensure that your disclosure clearly indicates the steps you have taken in developing your business. For example, we note your statement on page 18 that you "plan to contract an independent web designing company" and your description of your contract with your independent contractor on page 19. Please revise to clarify if you

intend on entering into another contract with an independent web designing company
beyond your contract with Alexey Ivanov.

Index to the Financial Statements

Report of Independent Registered Public Accounting Firm, page 2

13.   Please have your independent registered public accounting firm revise the explanatory
        paragraph of the audit opinion to express its conclusion that "substantial doubt exists
        about the Company's ability to continue as a going concern" or similar wording that
        includes the terms substantial doubt and going concern. Refer to paragraphs 12 and 13 of
        AU Section 341.

Exhibit 5.1

14.   We note that the legal opinion indicates that counsel "has acted as special counsel to the
        Company for the limited purpose of rendering this opinion" and that counsel was "not
        engaged to prepare any portion of the Registration Statement." Please clarify to us
        counsel's relationship, given that Mr. Polis' contact information appears on the
        registration statement facing page.

15.   We note that the legal opinion indicates that counsel "express[es] no opinion as to the
        accuracy or adequacy of the disclosure contained in the Registration Statement." Please
        provide us with your analysis as to why this disclaimer is necessary and appropriate.

16.   Counsel has assumed that due authorization by all requisite action, corporate, limited
        liability company or other, and the due execution and delivery by such parties of such
        documents and that, to the extent such documents purport to constitute agreements; such
        documents constitute valid and binding obligations of such parties. This assumption
        appears to be overly broad. Please provide us with support that such assumption is
        necessary.

17.   We note that the legal opinion is dated January 3, 2012. Please provide an updated
        opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney, at (202) 551-3316 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc (by email): Kevin A. Polis, Esq.
                Zouvas Law Group, P.C.